Filed Pursuant To Rule 433

Registration No. 333-275079

November 24, 2023

Grayscale's GBTC Discount to NAV At Narrowest Since July 2021 on ETF Optimism

By Lyllah Ledesma

This is the first time since July 2021 that the fund has traded at a discount in single digits.

The discount for Grayscale’s Bitcoin Fund (GBTC), the world’s largest bitcoin investment vehicle, reached the narrowest point since July 2021 on Friday on the optimism of bitcoin spot exchange-traded fund (ETF) getting approval in the U.S.

Shares in GBTC narrowed to a two-year record of 8.6% discount to the trust’s net asset value (NAV) on Friday, the closest it has traded to NAV since July 2021, according to data from Ycharts.

The fund has traded at a discount since February 2021 and hit record lows of nearly 50% in December last year.

Bloomberg ETF analyst Eric Balchunas said in a social media post on X (formerly Twitter) that the narrowing is likely prompted by Grayscale's "updated filings/SEC meeting reported Wed."

Grayscale is currently awaiting a decision from the U.S. Securities and Exchange Commission (SEC) over whether it can convert the closed-end fund into an ETF and has reportedly had discussions with regulators this week over the detailing of the trust, generating optimism. It also proposed changing the fund's ticker from GBTC to BTC.

On Wednesday, a memo published by the SEC revealed that the asset manager met with the SEC to discuss details of the fund Grayscale wants to convert into an ETF.

“The discussion concerned NYSE Arca, Inc.’s proposed rule change to list and trade shares of the Grayscale Bitcoin Trust (BTC) under NYSE Arca Rule 8.201-E,” said the memo.

According to a filing shared by Scott Johnson, financial lawyer, Grayscale has entered a transfer agency and service agreement with BNY Melon, which will see the bank act as the agent for GBTC, facilitating the issuance and redemption of shares.

GBTC is the largest cryptocurrency fund in the world, currently with $30.45 billion in assets under management as of Nov. 22.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities LLC, 290 Harbor Drive, Stamford, CT 06902.